UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 7)

Patheon N.V.

(Name of Subject Company (Issuer))

Thermo Fisher (CN) Luxembourg S.à r.l.

(Offeror)

a wholly owned subsidiary of

Thermo Fisher Scientific Inc.

(Ultimate Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer, or other person))

Ordinary shares, par value €0.01 per share
(Title of Class of Securities)

N6865W105
(CUSIP Number of Class of Securities)

Seth H. Hoogasian

Senior Vice President and General Counsel

Thermo Fisher Scientific Inc.

168 Third Avenue

Waltham, Massachusetts 02451

Telephone:  (781) 622-1198

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Matthew M. Guest, Esq.	Leo F. Groothuis
Wachtell, Lipton, Rosen & Katz	NautaDutilh N.V.
51 West 52nd Street	Beethovenstraat 400
New York, New York 10019	1082 P.R. Amsterdam
+1 212 403-1000	The Netherlands
+31 20 71 71 994

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,209,219,175.00	$603,749

*                           Calculated solely for purposes of determining the filing fee.  The calculation of the transaction value is determined by adding the sum of (i) 145,136,214 ordinary shares, par value €0.01 per share, of Patheon N.V. multiplied by the offer consideration of $35.00 per share, (ii) the net offer consideration for 1,747,750 outstanding stock options with an exercise price less than $35.00 per share (which is calculated by multiplying the number of shares underlying such outstanding stock options by an amount equal to $35.00 minus the weighted average exercise price for such stock options of $23.28 per share), (iii) 1,408,018 shares subject to issuance pursuant to restricted share units, multiplied by the offer consideration of $35.00 per share and (iv) 1,705,355 shares subject to issuance pursuant to performance share units, multiplied by the offer consideration of $35.00 per share. The foregoing share figures have been provided by the issuer to the offeror and are as of May 30, 2017.

**                    The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $603,749	Filing Party: Thermo Fisher (CN) Luxembourg S.à r.l.
and Thermo Fisher Scientific Inc.
Form or Registration No.: Schedule TO	Date Filed: May 31, 2017

☐                      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                  third-party tender offer subject to Rule 14d-1.

☐                                    issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 7 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the United States Securities and Exchange Commission on May 31, 2017 (together with any amendments and supplements thereto, the “Schedule TO”) in relation to the tender offer by Thermo Fisher (CN) Luxembourg S.à r.l., a private limited liability company (société à responsabilité limitée) organized under the laws of the Grand Duchy of Luxembourg (“Purchaser”) and a wholly owned subsidiary of Thermo Fisher Scientific Inc., a Delaware corporation (“Thermo Fisher”), for all outstanding ordinary shares, par value €0.01 per share (the “Shares”), of Patheon N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands registered with the trade register in The Netherlands under file number 59564903 (“Patheon”) at a price of $35.00 per Share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash, upon the terms and subject to the conditions set forth in the offer to purchase dated May 31, 2017 (together with any amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All information contained in the Offer to Purchase and the Letter of Transmittal, including all schedules thereto, is incorporated herein by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment.  Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1, 4, and 11.

Items 1, 4, and 11 of the Schedule TO are hereby amended and supplemented as follows:

The Offer and withdrawal rights expired at 5:00 p.m., New York City time, on August 28, 2017.  The Depositary has advised Thermo Fisher and Purchaser that, as of 5:00 p.m., New York City time, on August 28, 2017, 138,406,058 Shares (excluding 176,509 Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), representing approximately 95.3% of the outstanding Shares, had been validly tendered pursuant to the Offer and not properly withdrawn.  All conditions to the Offer having been satisfied, Purchaser has accepted for payment, and expects to promptly pay for, all Shares validly tendered pursuant to the Offer and not properly withdrawn.

Pursuant to the Purchase Agreement and in accordance with Rule 14d-11 promulgated under the Exchange Act, Purchaser has commenced the Subsequent Offering Period.  The Subsequent Offering Period will expire at 12:01 a.m., New York City time, on September 13, 2017.  All Shares validly tendered during the Subsequent Offering Period will be immediately accepted for payment, and tendering holders will thereafter promptly be paid the same Offer Consideration of $35.00 per Share, in cash, without interest and less applicable withholding taxes or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase. The procedures for accepting the Offer and tendering Shares during the Subsequent Offering Period are described in the Offer to Purchase and are generally the same as those applicable to the initial offering period, except that Shares validly tendered during the Subsequent Offering Period may not be withdrawn and the guaranteed delivery procedures may not be used during the Subsequent Offering Period.

Thermo Fisher intends to cause Patheon to be converted from a public limited liability company (naamloze vennootschap or N.V.) to a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid or B.V.) under Dutch law and to cause the delisting of Patheon and the Shares from the NYSE as promptly as practicable after the Offer Closing.

In connection with the Offer, pursuant to the terms of the Purchase Agreement, at the Offer Closing, James C. Mullen, Stephan Tanda, Charles I. Cogut, Gary Pisano, Philip Eykerman, Pamela Daley, Hugh Welsh, Paul S. Levy, Daniel Agroskin and Hans Peter Hasler each resigned and ceased to be directors of Patheon.  At the Offer Closing, Anthony H. Smith became the executive director of Patheon, Seth H. Hoogasian, Patrick M. Durbin, John Sos and Shiraz Ladiwala became non-executive directors of Patheon, and Jeffrey P. McMullen and William B. Hayes remained on Patheon’s board of directors as independent directors.

The full text of the press release issued by Thermo Fisher announcing the completion of the Offer is attached hereto as Exhibit (a)(5)(H) and is incorporated by reference herein.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(H)

Text of Press Release issued by Thermo Fisher Scientific Inc., dated August 29, 2017, announcing completion of the Offer and commencement of the Subsequent Offering Period (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on August 29, 2017).

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2017

Thermo Fisher (CN) Luxembourg S.à r.l.

By:	/s/ Sharon Briansky
Name: Sharon Briansky
Title: Empowered Signatory

Thermo Fisher Scientific Inc.

By:	/s/ Seth H. Hoogasian
Name: Seth H. Hoogasian
Title: Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 31, 2017.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.*

(a)(1)(F)	Text of Summary Advertisement as published in The New York Times on May 31, 2017.*

(a)(5)(A)

Joint Press Release issued by Thermo Fisher Scientific Inc. and Patheon N.V., dated May 15, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on May 15, 2017).

(a)(5)(B)

Investor Presentation, dated May 15, 2017 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on May 15, 2017).

(a)(5)(C)

Letter to Thermo Fisher Employees from Marc Casper, Chief Executive Officer of Thermo Fisher Scientific Inc., dated May 15, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on May 16, 2017).

(a)(5)(D)

Transcript of Joint Investor Conference Call held by Thermo Fisher Scientific Inc. and Patheon N.V. on May 15, 2017 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on May 16, 2017).

(a)(5)(E)

Letter to Patheon N.V. Employees from Marc Casper, Chief Executive Officer of Thermo Fisher Scientific Inc., dated May 16, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on May 16, 2017).

(a)(5)(F)	Text of Press Release issued by Thermo Fisher Scientific Inc., dated August 7, 2017, announcing extension of the Offer.*

(a)(5)(G)	Text of Press Release issued by Thermo Fisher Scientific Inc., dated August 23, 2017, announcing receipt of all required antitrust approvals.*

(a)(5)(H)

Text of Press Release issued by Thermo Fisher Scientific Inc., dated August 29, 2017, announcing completion of the Offer and commencement of the Subsequent Offering Period (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on August 29, 2017).

Exhibit No.	Description

(b)(1)	Commitment Letter, dated May 15, 2017, by and between Thermo Fisher Scientific Inc., Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC.*

(b)(2)	Supplemental Commitment Letter, dated May 26, 2017, by and between Thermo Fisher Scientific Inc., Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC and the additional lenders party thereto.*

(d)(1)	Purchase Agreement, dated as of May 15, 2017, by and between Thermo Fisher Scientific Inc., Thermo Fisher (CN) Luxembourg S.à r.l. and Patheon N.V.*

(d)(2)	Form of Tender and Support Agreement, dated May 15, 2017.*

(d)(3)	Offer Letter, dated July 14, 2017, by and between Thermo Fisher Scientific Inc. and Michel Lagarde.*

*           Previously filed.